Laird Superfood, Inc.

275 W. Lundgren Mill Drive

Sisters, Oregon 97759

September 18, 2020

VIA EDGAR TRANSMISSION

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Sergio Chinos, Staff Attorney
Erin Purnell, Staff Attorney

Re:	Laird Superfood, Inc.
Registration Statement on Form S-1 (Registration No. 333- 248513)
Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1, as amended (File No. 333-248513) (the “Registration Statement”) of Laird Superfood, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on Tuesday, September 22, 2020, or as soon as practicable thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Hogan Lovells US LLP, by calling David R. Crandall at (303) 454-2449.

We understand that the staff of the Securities and Exchange Commission will consider this request as confirmation by the Company that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact David Crandall of Hogan Lovells US LLP at the number set forth above.

Thank you for your assistance in this matter.

Very truly yours,

Laird Superfood, Inc.

By:	/s/ Andrew J. McCormick
Name:	Andrew J. McCormick
Title:	General Counsel and Secretary

cc:	(via email)

Valerie Ells, Chief Financial Officer, Laird Superfood, Inc.
David R. Crandall, Esq., Hogan Lovells US LLP
Thomas S. Levato, Esq., Goodwin Procter LLP